Notice of Adoption of Financial Reporting Standard (FRS) 101: Reduced Disclosure Framework

SAN FRANCISCO, July 29, 2016 (GLOBE NEWSWIRE) -- Atlassian Corporation Plc (Nasdaq: TEAM) announced today that it sent a notice to shareholders, the content of which is set out below:

Dear Shareholder:

A new UK Generally Accepted Accounting Practice accounting framework introduced by the Financial Reporting Council (FRC) became effective for the financial statements of UK companies with accounting periods commencing on or after 1 January 2015. Under this new framework, Atlassian Corporation Plc (the “Parent Company”) is required to elect to prepare its Parent Company UK statutory accounts on one of the bases permitted by the FRC.

Atlassian plans to adopt FRS 101 ‘Reduced Disclosure Framework.’ The application of FRS 101 involves the same measurement requirements of International Financial Reporting Standards (IFRS), but allows the Parent Company to take certain disclosure exemptions in the Parent Company UK statutory accounts. The consolidated financial statements of Atlassian’s group accounts will continue to be prepared in accordance with IFRS and are unaffected by these changes. The changes to the Parent Company UK statutory accounts as a result of FRS 101 do not impact Atlassian’s US Securities and Exchange Commission filing requirements.

Atlassian’s decision to adopt FRS 101 for its Parent Company UK statutory accounts does not require shareholder approval. However, Atlassian is required to notify all shareholders of this election and any shareholder or shareholders holding in aggregate 5% or more of the total allotted shares in Atlassian may object. Objections must be served in writing and delivered to the Secretary of Atlassian at Atlassian’s U.S. headquarters (1098 Harrison Street, San Francisco, CA 94103) not later than 12 August 2016.

This notification will apply on an ongoing basis until such time as Atlassian notifies its shareholders of any change to its chosen accounting framework for the Parent Company UK statutory accounts.

About Atlassian
Atlassian unleashes the potential in every team. Our collaboration software helps teams organize, discuss and complete shared work. Teams at more than 57,000 large and small organizations - including Citigroup, eBay, Coca-Cola, Visa, BMW and NASA - use Atlassian’s project tracking, content creation and sharing, real-time communication and service management products to work better together and deliver quality results on time. Learn about products including JIRA Software, Confluence, HipChat, Bitbucket and JIRA Service Desk at http://atlassian.com.

Investor Relations Contact
Ian Lee
IR@atlassian.com

Media Contact
Heather Staples
press@atlassian.com